Exhibit 4.18

Summary of Property Lease Agreement

Parties:

Lessor: Beijing Xingguang Tuocheng Investment Co., Ltd.

Lessee: Beijing 21Vianet Broad Band Data Center Co., Ltd.

Date of Execution: February 4, 2013

Leased Property:

Floor one to Floor eight and Floor B1 and Floor B2 of Xingguang Film & Video Park New Media Production Center, located at No. 2 Beixing Road East, Xihongmen Town, Daxing District, Beijing, the PRC

Leased Area:

Approximately 41,963.78 square meters, including 37,745.57 square meters for the area from Floor one to Floor eight and Floor B1, and 4,218.21 square meters for Floor B2.

Term and Renewal:

The term of the lease agreement is 20 years from March 1, 2013 to August 31, 2016, with the first 3.5 years free of rent. The Lessee enjoys a pre-emptive right to renew the lease for another 20 years. Rent under the renewed lease shall not exceed the rent calculated based on reasonable rent forecast by third-party real estate agencies of properties in the same area and of the same type.

Rent:

The rent payment period starts from the date following the expiration of the rent-free period. The rent shall be paid as follows:

Rent Payment Period	Rent
First year of the rent payment period	RMB3.2 per square meter per day for the area from Floor one to Floor eight and Floor B1; RMB1.28 per square meter per day for Floor B2

Second year to fifth year of the rent payment period	RMB3.52 per square meter per day for the area from Floor one to Floor eight and Floor B1; RMB1.408 per square meter per day for Floor B2

Sixth year to ninth year of the rent payment period	RMB3.872 per square meter per day for the area from Floor one to Floor eight and Floor B1; RMB1.5486 per square meter per day for Floor B2

The remaining rent payment period	Rent shall be negotiated by the parties.

Rent shall be paid every three months. Penalty for late payment is 0.03% per day of the unpaid rent.

Deposits

A deposit equal to one month’s rent shall be paid by the Lessee to the Lessor within 15 days after execution of the lease agreement. At the time of delivery of property, the Lessee shall pay another deposit equal to the amount of two month’s rent to the Lessor. Therefore, during the rent-free period, the total deposit under the lease agreement is three month’s rent. The property is delivered on March 1, 2013.

Upon expiration of the rent-free period, the deposit of two month’s rent should be treated as part of the rent payment. The remaining deposit of one month’s rent shall be returned to the Lessee upon expiration of the lease term or within seven days after an early termination of the lease agreement.

Power Supply and Expansion

The Lessor must complete the installment of 30MW high-voltage power supply to the leased area prior to July 1, 2013. The Lessor shall assist the Lessee in expanding the power supply capacity from 30MW to 50MW within 36 months after execution of the lease agreement, and the Lessee will bear the relevant fees and expenses. If the power capacity is not successfully expanded solely due to the Lessor’s fault, the Lessee is entitled to terminate the lease agreement. If the Lessee chooses to continue to perform the agreement, the Lessor agrees that the rent will be reduced by 40% until completion of the power capacity expansion.

Pre-emptive Right to Purchase

If the Lessor intends to sell all or part of the leased property, the Lessee has a pre-emptive right to purchase the leased property within the lease term.

Property Improvement

If the Lessee needs to improve or renovate all or part of the leased property or affix equipment and facilities to the leased property, the Lessee shall obtain Lessor’s prior consent, which shall not be unreasonably held. Failure of the Lessor to respond to the Lessee’s request for property improvement or renovation within 10 days shall be deemed as consent to such request. The Lessor shall permit the Lessee to conduct various improvement and renovation to the leased property that are necessary to build and operate internet data centers.

Early Termination

Early termination by Lessor. If the Lessee fails to pay rent for more than four months, the Lessor is entitled to unilaterally terminate the lease agreement.

Early termination by Lessee. If the power capacity expansion fails solely due to the Lessor’s fault, the Lessee is entitled to unilaterally terminate the lease agreement.

Earl termination by either Lessor or Lessee. Both parties may terminate the lease agreement if: (i) the buildings and their facilities are damaged due to force majeure reasons, rendering the lease agreement unenforceable; (ii) the leased property is included in the relocation zone by the relevant governmental authorities in Beijing, rendering the lease agreement unenforceable; and (iii) the agreement is terminated by both parties through friendly negotiation.

Except for the termination events above, the Lessor undertakes not to terminate the lease agreement for any reason. If the Lessor terminates the agreement by breach of contract, the Lessor shall compensate the Lessee for its losses.

Governing Law: The laws of the People’s Republic of China

Dispute Resolution:

Any disputes shall be resolved through arbitration by the China International Economic and Trade Arbitration Commission in Beijing.

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